UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: April 28, 2011	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance

BANCOLOMBIA CLARIFIES INFORMATION PUBLISHED IN MEDIA OUTLETS

Medellín, Colombia, April 28, 2011

In relation to recently published media information related to new operations of the Grupo Bancolombia in Peru, Bancolombia informs that:

1. Bancolombia has operated in Peru through a business representative since 1996.

2. Also, Grupo Bancolombia has a local presence in Peru through FiduPerú, specializing in fiduciary business, Leasing Peru, specializing in financial leasing, and Renting Peru, specializing in operative renting of vehicles.

3. Valores Bancolombia is applying for the necessary authorizations to obtain a license to operate a stock exchange association in Peru, and Leasing Peru is evaluating the possibility of converting into a multi-services financial company, pursuant to Peruvian legislation, in order to expand its business from financial leasing to granting of credit. The feasability study has not been completed yet and therefore, Bancolombia has not initiated any applications with regulators.

4. Grupo Bancolombia in Peru is not considering any new business activities as part of its business plan, other than as expressed in this notice.